UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter and year ended March 31, 2020

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

A.	Announcement of Unaudited Financial Results for the Quarter and Year ended March 31, 2020

On June 26, 2020, MakeMyTrip Limited (“MakeMyTrip”) issued an earnings release announcing its unaudited financial results for the fiscal fourth quarter 2020 (i.e. quarter ended March 31, 2020) and for the fiscal year 2020 (i.e. year ended March 31, 2020). A copy of the earnings release dated June 26, 2020 is attached hereto as Exhibit 99.1.

MakeMyTrip is incorporating by reference the information set forth in the body of this Form 6-K and certain information set forth in Exhibit 99.1 (only its unaudited condensed consolidated financial statements as of March 31, 2020 and for the three months and year ended March 31, 2020 and 2019 comprising the “Condensed Consolidated Statement Of Financial Position”, “Condensed Consolidated Statement Of Profit Or Loss And Other Comprehensive Income (Loss)”, “Condensed Consolidated Statement Of Changes In Equity”, “Condensed Consolidated Statement Of Cash Flows” and “Reconciliation Of IFRS To Non-IFRS Financial Measures”, and the sections titled, “Other Information — Impact of the COVID-19 Pandemic and Share Repurchase”, “Fiscal 2020 Fourth Quarter Financial Results”, “Fiscal 2020 Full Year Financial Results”, “About Non-IFRS Financial Measures” and “Safe Harbor Statement”) into its automatically effective resale shelf registration statement on Form F-3 (File No. 333-219337) dated July 18, 2017, as amended.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated June 26, 2020.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated June 26, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2020

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Executive Chairman